Mail Stop 3561

January 4, 2008

Steven P. Wyandt
Chief Executive Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, California 92121

        Re: Nitches, Inc.
              Amendment No. 1 to Registration Statement on Form S-3
              Filed December 6, 2007
              File No. 333-142478
              Amendment No. 1 to Registration Statement on Form S-3
              Filed December 6, 2007
              File No. 333-141659
              Amendment No. 1 to Registration Statement on Form S-3
              Filed December 7, 2007
              File No. 333-145613

Dear Mr. Wyandt:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 1 to Registration Statement on Form S-3 (333-142478)</u>
<u>Amendment No. 1 to Registration Statement on Form S-3 (333-141659)</u>
<u>Amendment No. 1 to Registration Statement on Form S-3 (333-145613)</u>

1. Please revise the "Incorporation by Reference" section in each registration statement to include the Form 10-K filed on December 21, 2007 as well as the Forms 8-K filed on December 26, 2007 and January 2, 2008.

Amendment No. 1 to Registration Statement on Form S-3 (333-145613)

2. We note that you are registering the sale of 1,342,063 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling securityholders, the transaction appears to be a primary offering. If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

    - The percentage of the overall offering made by each shareholder;

    - The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

    - Any relationships among the selling shareholders;

    - The dollar value of the shares being registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

    - Whether or not any of the selling shareholders is in the business of buying and selling securities.

3. We note the company's response to prior comment one. Please disclose in the prospectus the total dollar value of the securities underlying the convertible notes that you have registered for resale using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

4. We note the company's response to prior comment two. Please provide the information included in the response in an appropriate place in the prospectus.

5. We note the company's response to prior comment three. Please provide the information included in the response in an appropriate place in the prospectus.

6. We note the company's response to prior comment five. Please provide the information included in the response in an appropriate place in the prospectus.

7. We note the company's response to prior comment seven. Please disclose in the prospectus the number of shares outstanding prior to the company's June 2007 prior placement other than shares held by affiliates of the company.

8. Please revise the "Experts" section on page 10 of the prospectus to also refer to the Form 10-K for the fiscal year ended August 31, 2007.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James A. Mercer
Edwin Astudillo
Duane Morris LLP